SECURITIE[S AND EXCHANGE COMM]ISSION

04013183

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
~~8-36588~~ 8-36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 AND ENDING 06/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturna Brokerage Services, Inc

RECD S.E.C. AUG 3 0 2004 813

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. State Street
(No. and Street)

Bellingham (City) Washington (State) 98225-4730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phelps McIlvaine (360) 734-1266 x602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400, Philadelphia PA 19103
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phelps S. McIlvaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturna Brokerage Serices, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ETHEL B. BARTOLOME NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 5-11-05

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of
Saturna Capital Corporation)

FINANCIAL STATEMENTS
June 30, 2004 and 2003

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF FINANCIAL CONDITION

	June 30, 2004	June 30, 2003
Assets		
Cash and cash equivalents:		
Demand deposits	$14,883	$12,727
Investment in money market funds	50,000	50,066
Investment in affiliated mutual funds	281,030	361,496
Investment in common stock	1,890	2,415
Receivable from affiliate (12b-1 plan)	10,733	9,129
Receivable from brokers	2,947	6,322
Other assets	2,918	1,000
Total assets	$364,401	$443,155
Liabilities and Stockholder's Equity		
Accrued expenses	$19,813	$7,185
Stockholder's equity:		
Common stock, $10 par value, 5,000 shares authorized, issued and outstanding	50,000	50,000
Additional paid-in capital	69,716	69,716
Retained earnings	224,872	316,254
	344,588	435,970
Total liabilities and stockholder's equity	$364,401	$443,155

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF OPERATIONS

	Year Ended June 30, 2004	Year Ended June 30, 2003
Revenues:		
Brokerage commission income, affiliated mutual funds	$21,775	$25,516
Brokerage commission income, other accounts	102,574	82,667
Fund distribution fee, 12b-1 plan	105,198	88,065
Dividend & interest income on investments	11,320	16,111
Other income	21,200	18,204
	262,067	230,563
Expenses:		
Clearing & trading firm charges	97,567	75,007
Fund distribution expenses, 12b-1	127,379	69,542
Market information services	46,605	46,641
Registration and filing fees	24,342	20,547
Occupancy	14,461	13,878
Brokerage marketing expenses	6,391	5,639
Communications	5,677	6,113
Other operating expenses	33,716	20,222
	356,138	257,589
Net operating income (loss)	(94,071)	(27,026)
Income taxes	0	0
Net operating income (loss) after taxes	(94,071)	(27,026)
Other Income and Expenses		
Unrealized gain(loss) on investments	2,689	4,915
Net income (loss)	$(91,382)	$(22,111)

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2004 and 2003

	Capital Stock		Additional		Total
	Number of shares	Amount	paid-in capital	Retained earnings	stockholder's equity
Balance, June 30, 2002	5,000	$50,000	$69,716	$338,365	$458,081
Net loss				(22,111)	(22,111)
Balance, June 30, 2003	5,000	$50,000	$69,716	$316,254	$435,970
Net loss				(91,382)	(91,382)
Balance, June 30, 2004	5,000	$50,000	$69,716	$224,872	$344,588

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CASH FLOWS

	Year Ended June 30,	
	2004	**2003**
Cash flows from operating activities:		
Net income (loss)	($91,382)	($22,111)
Dividends reinvested	(11,320)	(16,111)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
(Increase) decrease in commissions receivable	3,375	(6,322)
(Increase) decrease in other assets	(1,918)	(144)
(Increase) in fund distribution fee receivable	(1,604)	(4,891)
(Decrease) increase in accrued expenses	12,628	(2,690)
Net cash (used in) operating activities	(90,221)	(52,269)
Cash flows from financing activities		
Sale of investments	92,311	40,085
Increase (decrease) in cash	2,090	(12,184)
Cash and equivalents at beginning of year	62,793	74,977
Cash and equivalents at end of year	$64,883	$62,793

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2004 and 2003

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Saturna Brokerage Services, Inc. (SBS), formerly Investors National Corporation, was organized under the laws of the state of Washington on September 2, 1986 as a broker/dealer. The company is a wholly owned subsidiary of Saturna Capital Corporation (Saturna).

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment in affiliated mutual funds

SBS holds an investment in four affiliated mutual funds, consisting of short-term taxable bonds, long-term taxable bonds and equities. The investments are carried at market value.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income taxes

SBS will file a consolidated income tax return with Saturna. For financial statement purposes, income tax expense is calculated as if SBS filed a separate return.

SBS accounts for income taxes on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of other assets and liabilities.

Advertising costs

SBS currently expenses advertising and marketing costs when incurred.

Amana 12b-1 Distribution

SBS, as underwriter for the Amana funds and at no profit to itself, is authorized to spend up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2002 through June 30, 2003, SBS was paid $88,065 by Amana Mutual Funds Trust, and made $69,542 in payments for Amana's distribution. For the year from July 1, 2003 through June 30, 2004, SBS was paid $105,198 by Amana Mutual Funds Trust, and made $127,379 in payments for Amana's distribution.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial Instruments

The carrying amount of cash, investments, receivables and accrued expenses approximate fair value.

Note 2 - NET CAPITAL REQUIREMENTS

SBS is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, so that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004 and 2003, SBS's net capital of $299,671 and $398,437 was $199,671 and $298,437 in excess of its required net capital, respectively. The ratio of SBS's aggregate indebtedness to net capital was .066 to 1 and .018 to 1 at June 30, 2004 and 2003, respectively.

Note 3 - TRANSACTIONS WITH AFFILIATED PERSONS

SBS is a wholly owned subsidiary of Saturna. Due to his common stock ownership, the president of Saturna is deemed to be Saturna's controlling person. The president of Saturna is also president of SBS, and is president, a trustee and a shareholder of both Amana Mutual Funds Trust and Saturna Investment Trust (the Trusts).

Among other customers, SBS provides brokerage execution services to the Trusts. For the years ended June 30, 2004 and 2003, SBS received $21,775 and $25,516, respectively, in gross commissions from these affiliated Trusts.

SBS shares its principal executive offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense sharing agreement. For the year ended June 30, 2004, Saturna waived payment for services provided by Saturna personnel on behalf of SBS.

Note 4 - PROVISION FOR INCOME TAXES

No deferred tax assets or liabilities were recorded at June 30, 2003 and 2002 as there were no temporary differences between the carrying amounts and tax bases of other assets and liabilities.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2004

Net capital

Total stockholder's equity	$344,588
Less - Stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	344,588
Add:	
Liabilities subordinated to claims of general creditors allowable in computations of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	344,588
Deductions and/or charges:	
Nonallowable assets	
Secured demand note deficiency	(13,651)
Commodity futures contracts and spot commodities	0
Other deductions and/or charges	
Other additions and/or allowable credits	0
Net capital before haircuts on securities positions	$330,937

(Continued on next page)

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I (continued)

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2004

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Contractual securities commitments	0
Subordinated securities borrowings	0
Trading and investment securities:	
Exempted securities	0
Debt securities	0
Options	0
Other securities	
Undue concentrations	0
Other	(31,266)
Net capital	$299,671
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$19,813
Add:	
Drafts from immediate credit	0
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total aggregate indebtedness	$19,813
Computation of basic net capital requirement	
Minimum net capital required	$100,000
Excess net capital	$199,671
Ratio: Aggregate indebtedness to net capital	0.066 to 1

Reconciliation with Saturna Brokerage's computation

A difference of $0 exists between the computation of net capital, per this report, and that filed by the Company in its unaudited FOCUS II report as of June 30, 2004 (the excess net capital was reported as $199,671 per the FOCUS II report as of June 30, 2004).

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule II

COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for BROKERS AND DEALERS PURSUANT to RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

SBS is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.